William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

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Re:                             K12 Inc.

Form 10-K for the Year Ended June 30, 2012

Filed September 12, 2012

Response dated March 20, 2013

File No. 001-33882

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (“K12” or the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated April 2, 2013, to the Company’s definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2012.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.  In connection with the Company’s response to each comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Form 10-K for the Year Ended June 30, 2012

Item 1. Business, page 1

Academic Performance, page 10

1.              Your response to comment 1 from our letter dated February 21, 2013 indicates that, while not a determinative factor in and of itself, AYP results is one of a handful of factors considered by states in determining whether to grant or revoke a school charter. Your response also notes that due to the unique nature of your schools it may be more difficult for your schools to satisfy state proficiency tests like AYP. In addition, you disclose on page 33 that “if a school experiences repeated poor standardized test results, the NCLB and many state accountability systems require that a series of escalating remediation actions must be taken at the school, ultimately leading to closure of the school if the remediation actions are not successful.” This information suggests that performance on standardized tests could materially impact your business. Therefore, please disclose the academic performance of your students under state proficiency tests and the Adequate Yearly Progress requirements of the No Child Left Behind Act.

Response

As explained below, because the majority of the states we serve no longer utilize Adequate Yearly Progress (“AYP”) or the remediation requirements of NCLB, we respectfully submit that the disclosure of AYP would be inconsistent with the accountability standards being applied in these states to measure student academic performance, and therefore would be confusing if not misleading to investors.  We do acknowledge that the Risk Factor disclosure on page 33 needs to be updated to reflect the practical effect of state NCLB waivers.

K12 currently serves charter schools operating in 33 states plus the District of Columbia.  Of these jurisdictions, 25 states and the District of Columbia have received waivers from the U.S. Department of Education (“DOE”) from the requirements of No Child Left Behind (“NCLB”) including waivers from the annual AYP assessments for each school. (1) As a result, those jurisdictions have or are in the process of adopting their own objectives and testing criteria for assessment of student performance and improvement.  Of the remaining 8 jurisdictions where K12 operates, 7 have waiver requests pending, including Iowa, which was originally denied a waiver but is continuing to work on its application with the DOE.  California is the only jurisdiction in which K12 operates whose application was rejected by DOE and has chosen not to continue pursuing a waiver.  Nonetheless, in California at least 10 school districts have requested waivers directly from DOE.  All NCLB waiver requests and proposed alternative testing criteria and state-designed objectives for

(1)  DOE waivers from NCLB requirements can be found at http://www.ed.gov/esea/flexibility/requests.

school and student performance are publicly available when filed, as are documentation used by DOE in considering and granting individual state waiver requests.(2)

As previously noted, the states are moving—and have substantially moved—beyond static AYP assessments of schools precisely because such evaluations fail to measure individualized student development over time.  The critical factor in assessing school and curriculum performance is understanding whether students are progressing in academic achievement from where they started, not whether the schools are teaching toward static objectives based on grade level.  Precisely for this reason the states are devising substantially better measures based on dynamic models of student performance unrelated to AYP. (3)

More fundamentally, in the current year and going forward, most states who have received waivers and have already moved beyond AYP as a measure of school performance will not be determining nor reporting AYP for the schools in their states. Under these circumstances, focusing investor attention on AYP results that are not available in some states and/or are no longer used in other states as critical measures of school performance would be confusing and potentially misleading.  In short, disclosure of AYP results from schools in selected states that still have AYP would not alter the total mix of information already available to investors regarding K12, its product offerings and its business model.  To the contrary, disclosure of AYP in states where still available, would place undue emphasis on a single set of statistical data of much less importance than such data appeared to have had just a few years ago.

As noted, data on school performance and test results are routinely made publicly available by state education authorities and the schools themselves on the Internet.  K12 now publishes an Annual Academic Report freely available in hard copy or through the Company’s website that discloses for each managed public school served by K12 (including virtual public charter schools and blended public charter schools), the independent Scantron Performance Series™ Gains for Math and Reading

(2)  5 of the 7 states with pending waiver requests have made public substantial information regarding their proposed performance objectives and criteria for determining how schools in their respective states are progressing toward those goals, and the dynamic student testing models each state will use as alternatives to AYP assessments.  See, e.g., Illinois (http://www.isbe.state.il.us/nclb_waivers), Pennsylvania (http://www.portal.state.pa.us/portal/server.pt/community/federal_programs/7374/p/1433522), Texas (http://www.tea.state.tx.us/index2.aspx?id=25769803880). Alaska and Hawaii’s waiver requests may be found at www.ed.gov/esea/flexibility/requests.  The original Iowa waiver request may be found at http://www2.ed.gov/policy/elsec/guid/esea-flexibility/map/ia.html.  Wyoming submitted its waiver request to the DOE on April 15, 2013, see http://www.edu.wyoming.gov/.

(3)  As stated by the Illinois State Board of Education: “The unrealistic and punitive aspects of NCLB have made it counterproductive. Every year that NCLB moves forward with its unattainable goals more schools are deemed to be failing, so much so that this year only 8 high schools in Illinois were deemed to have made ‘adequate progress.’ States are creating new accountability systems that support schools and districts and provide students with the interventions they need to improve.”  http://www.isbe.state.il.us/nclb_waivers/

by grade level where grade-level enrollments are sufficiently sizeable to be meaningful.(4)  The Company believes these gains assessments are more useful than AYP in considering the effectiveness of its managed schools.  Management relies upon the Scantron data when focusing on curriculum development and improvements to its school manager services.  In the Company’s view, such gains data are superior to AYP in achieving both the public policy and the corporate objective of continual improvement of student academic performance.

The Company acknowledges that its Risk Factor disclosure included in its 2012 Form 10-K with emphasis on AYP test results for charter school renewal and funding is outmoded and out of date.  The Company intends to revise its Risk Factor in its next quarterly report on Form 10-Q for the quarter ended March 31, 2013 due on May 10, 2013 (the “Form 10-Q”).  K12 believes that Federal and state regulation of publicly funded schools is not only appropriate but can be highly constructive in promoting continual improvement in academic gains and that the risk of charter forfeiture may be one of several effective means of public regulation.  That said, factors that regulators look to in assessing school performance in the current educational environment are more developed, flexible and ultimately better tailored to individualized student achievement objectives set by the state authorities than the static model once represented by a national AYP standard.

Comment
Form 10-K for the Year Ended June 30, 2012

Exhibit Index, page 123

2.              In your letter dated January 13, 2011, you indicated that you did not expect to continue to derive a material portion of total revenues from your contract with Agora Cyber Charter School. We note however, that in fiscal 2012 you derived approximately 25% of total revenues from your contracts with Agora Cyber Charter School (13%) and Ohio Virtual Academy (12%). Please file these agreements as exhibits or provide an analysis of why you are not substantially dependent on the contracts. See Item 601(b)(10)(ii) of Regulation S-K. In this regard, we note the risk factor titled “We generate significant revenues from two virtual public schools, and the termination, revocation, expiration or modification of our contracts with these virtual public schools could adversely affect our business, financial condition and results of operation.” If you believe that your service agreements contain confidential information, please note that you may file a separate request for confidential treatment under Exchange Act Rule 24b-2 for those discrete portions of the contract.

(4)  By separate cover the Company is providing a hard copy of its 2013 Academic Report to the Staff.

Response

The Company’s contract with the Ohio Virtual Academy (“OHVA”) is filed as Exhibit 10.21 to the Company’s Registration Statement on Form S-1/A filed on November 8, 2007, and that contract remains in effect and has not been amended since that date.  The Company will include that contract as an exhibit (by cross-reference to the earlier filed Exhibit 10.21 to the Form S-1/A) to its next Form 10-Q for the quarter ended March 31, 2013 (the “2013 Form 10-Q”), to its Annual Report on Form 10-K for the fiscal year ended on June 30, 2013 (the “2013 Form 10-K”), and to subsequent annual reports on Form 10-K for so long as the Company’s business remains substantially dependent on that contract.

Similarly, the Company intends to file the contract with Agora Cyber Charter School (“Agora”) as an exhibit to the 2013 Form 10-Q, to the 2013 Form 10-K and subsequent reports on Form 10-K (by cross reference to the exhibit to be filed with the 2013 Form 10-Q) for so long as the Company’s business remains substantially dependent on that contract.

Please note that in early 2011 the Company believed that, based on the then recent acquisitions and the then upcoming acquisition of the Kaplan Virtual Education schools, the Company would be less dependent on the OHVA and Agora than in prior years.  OHVA and Agora nonetheless continue to be significant customers of the Company’s school management services.

*       *       *

The Company acknowledges the telephone discussion with the Staff on April 3, 2013 regarding its response to Comment No. 8 in its letter dated March 20, 2013.  The Company is preparing a further response to that comment as requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill
William P. O’Neill
of LATHAM & WATKINS LLP

cc:	Howard D. Polsky, General Counsel and Secretary